August 5, 2008

William Thompson

Branch Chief

Mail Stop 3561

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:

Lazare Kaplan International Inc.
Form 10-K for the fiscal year ended May 31, 2007
File Date: August 29, 2007
Form 10-Q for Fiscal Quarter Ended February 29, 2008
File Date: April 14, 2008
File No. 1-7848*

Dear Mr. Thompson:

We respond as follows to the Staff’s additional comments received on July 15, 2008 relating to the above-captioned Annual Report on Form 10-K for the year ended May 31, 2007 and Form 10-Q for the period ended February 29, 2008. As the Company’s report on Form 10-K for the fiscal year ended May 31, 2008 is due to be filed with the U.S. Securities and Exchange Commission on or before August 29, 2008, the Company respectfully requests an expedited review of its response to the Staff’s comments as reflected herein. As previously agreed in a telephone conversation with your office, our response is hereby submitted on or before August 5, 2008. Please note that for the Staff’s convenience, we have recited each of the Staff’s additional comments and provided our response to each comment immediately thereafter.

Form 10-K for Fiscal Year Ended May 31, 2007:

Exhibit 13 – 2006 Annual Report to Security Holders

Question #1 - Note 10. Investments in Unconsolidated Joint Ventures, page 30.

We reviewed your response to comment three in our letter dated May 19, 2008. You state that you consider Nozala to be a variable interest entity and that you are the primary beneficiary. As such, it appears to us that you are required to consolidate the entity pursuant to the requirements of FIN 46R. Please tell us the basis in GAAP for

_________________________

* Certain portions of this Letter have been redacted pursuant to a request for confidential treatment.

concluding that the variable interest entity is not subject to the consolidation requirements of FIN 46R given your conclusion that you are the primary beneficiary. Also, please provide us an analysis that supports your position that the effect of consolidating Nozala would be immaterial to your financial position and results of operations from both a quantative and qualitative perspective. Refer to SAB Topic 1:M. If you conclude that Nozala should be consolidated and the effect of the error on previously issued financial statements is material, we would expect you to restate your financial statements as appropriate. Otherwise, we would expect you to revise your financial statements on a prospective basis to comply with GAAP. Please advise.

Response to Question #1:

As indicated in its prior response to the Staff, the Company does not believe it currently exercises either voting or operational control over Nozala. [*] However, as the Company considers Nozala to be a variable interest entity in which the Company is currently the primary beneficiary, the Company intends to consolidate Nozala’s financial results commencing with the period ended May 31, 2008.

The Company further notes that for fiscal years ending prior to May 31, 2008 the Company has considered the quantitative and qualitative impact of not consolidating Nozala and concluded the impact of non consolidation was not material. In reaching this conclusion the Company considered the following:

Quantitative impact:

Financial Highlights (000's)
Year ended May 31, 2006	As Reported		Pro-forma		Diff		Chg
Net Sales	528,045	[	*	] [	*	] [	*	]
Gross Margin	29,848	[	*	] [	*	] [	*	]
Gross margin percentage	5.7%	[	*	]
Net Income	1,528	[	*	] [	*	] [	*	]

Current Assets	247,464	[	*	] [	*	] [	*	]
Total Assets	263,712	[	*	] [	*	] [	*	]
Total Liabilities and minority interest	167,916	[	*	] [	*	] [	*	]
Stockholders' Equity	95,796	[	*	] [	*	] [	*	]

Year ended May 31, 2007	As Reported		Pro-forma		Diff		Chg
Net Sales	434,406	[	*	] [	*	] [	*	]
Gross Margin	22,883	[	*	] [	*	] [	*	]
Gross margin percentage	5.3%	[	*	]
Net Income	(2,976)	[	*	] [	*	] [	*	]

Current Assets	266,664	[	*	] [	*	] [	*	]
Total Assets	290,283	[	*	] [	*	] [	*	]
Total Liabilities and minority interest	197,286	[	*	] [	*	] [	*	]
Stockholders' Equity	92,997	[	*	] [	*	] [	*	]

As indicated by the Company’s quantitative analysis, the effect of consolidation would primarily have been to increase reported sales and gross margin. The related impact on gross margin percentage, which the Company considers more relevant than gross margin dollars, would have been immaterial. There would have been no impact on reported net income and a nominal impact on reported assets, liabilities and shareholders equity.

As the Company intends to consolidate Nozala for the year ended May 31, 2008, Management’s Discussion and Analysis for the current year will discuss the relative impact on gross margin of not consolidating Nozala for the year ended May 31, 2007.

Qualitative impact:

In assessing the qualitative impact of not consolidating the financial statements of Nozala for the year ended May 31, 2006 and 2007, the Company also considered various qualitative criteria including those indicated below:

•	Not consolidating Nozala does not mask a change in earnings or other trends.
•	The Company’s shares are thinly traded and relatively closely held, have no covering analysts, and the Company does not provide earnings guidance.
•	[*]
•	The effect of non consolidation did not change a loss into income or visa versa, and had no impact on the Company’s loan covenants, other contractual or regulatory requirements.
•	The impact of not consolidating Nozala did not affect management’s compensation or involve concealment of an unlawful transaction.

Based on the Company’s quantitative and qualitative analysis of the effect of not consolidating the Company’s investment in Nozala, the Company concluded the effect of non consolidation was immaterial to the Company’s financial statements for the years ended May 31, 2006 and 2007.

Form 10-K for Fiscal Year Ended May 31, 2007:

Exhibit 13 – 2006 Annual Report to Security Holders

Question #2 - Note 10. Investments in Unconsolidated Joint Ventures, page 30.

Notwithstanding the above comment, please provide us with a more detailed assessment of who has voting control of Nozala. In your response, please tell us how disagreements between the partners in regard to decisions in the ordinary course of business are resolved. Additionally, tell us your business purpose for entering into the Supplement to the Memorandum of Agreement, whereby 10% of all ordinary voting shares outstanding in Nozala were transferred into your partner’s name, but you remained the beneficial owner of such transferred shares.

Response to Question #2:

Currently, the Company and its partner have [*] representation on the board of directors. Each partner can and does therefore [*] of the votes at each board meeting. [*]

Form 10-Q for Fiscal Quarter Ended February 29, 2008:

Question #3 – Note 2. Accounting Policies, page 6. Other income, page 7

We reviewed your response to comment five in our letter dated May 19, 2008. We do not believe your response supports your position that the license right has significant value to the counterparty on a standalone basis and should be accounted for as a separate unit of accounting. Please specifically address why you believe you meet the criterion in paragraph 9.a. of EITF 00-21. In particular, please discuss the ability of the licensee to resell the delivered item on a standalone basis and provide a more detailed analysis of the facts and circumstances that support your position that the ongoing products you deliver under the exclusive sales agreement are not essential to the counterparty receiving the expected benefit of the up-front license payment. In addition, please elaborate on the facts and circumstances that support your view that the up-front license fee represents the culmination of a separate and discrete earnings process given your continuing involvement under the exclusive sales agreement. Refer to item A.3.f. of SAB Topic 13:T.

Response to Question #3:

In the Company’s response dated June 20, 2008 to the Staff’s earlier comments, the Company discussed its views about how the fair value of consideration received should be allocated between the License Agreement and the Exclusive Sales Agreement assuming the two agreements represent an arrangement with multiple deliverables under EITF 00-21. However, it should be noted that the Company does not believe the License Agreement and Exclusive Sales agreement actually represent an arrangement with multiple deliverables. [*]

Based on the foregoing the Company does not believe the License Agreement and the Exclusive Sales Agreement effectively represent one arrangement with multiple deliverables under EITF 00-21. Nevertheless, in response to the Staff’s comments, the Company has further analyzed the License Agreement and Exclusive Sales Agreement assuming the two agreements should be considered one arrangement with multiple deliverables under EITF 00-21 and notes the following:

In accordance with EITF 00-21 paragraph 9(a) for an arrangement with multiple deliverables to be considered a separate unit for accounting purposes, the delivered item(s) must have value to the customer on a stand alone basis. That item(s) has value on a stand alone basis if:

a.)	it is sold separately by any vendor, or
b.)	the customer could resell the delivered item(s) on a standalone basis.

In the context of a customer’s ability to resell the delivered item(s), the Task Force observed that these criteria do not require the existence of an observable market for that deliverable(s).

As indicated in the Company’s correspondence with the Staff dated June 20, 2008, the Company believes that for purposes of applying EITF 00-21 the delivered item is the License Agreement. Accordingly, in assessing whether or not the delivered item has standalone value to the customer, the following is noted:

Question # 1: Is the delivered item sold separately by any vendor?

Answer: Yes. [*]

Question # 2: Could the customer resell the delivered item(s) on a standalone basis?

Answer: Yes. [*] In considering its response to the Staff’s comments the Company has also considered the guidance provided by item A.3.f of SAB Topic 13T. Specifically, guidance concerning situations where:

a.)	in exchange for a greater up-front fee for an intangible right, the registrant may be willing to receive lower unit prices for related products, or services conveyed in the future, or
b.)

circumstances where, the right, product, or services conveyed in conjunction with the nonrefundable fee has no utility to the purchaser separate and independent of the registrant’s performance of the other elements of the arrangement.

[*]

Supplemental discussion relating to background of EITF 00-21:

In determining whether or not to consider the License Agreement and the Exclusive Sales Agreement as essentially one agreement with multiple deliverables the Company also reviewed the December 8, 1999 comments of Richard L. Rodgers on Current SEC Developments1, which the Company understands are instructive of the Staff’s views on recognition of up-front nonrefundable fees. In the specific issue the staff addressed at that time, the registrant sold its proprietary products to customers pursuant to long-term license and supply contracts. In the particular fact pattern addressed,

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1 Source: CCH Re: 1999 Twenty-Seventh Annual National Conference on Current Developments December 8, 1999 remarks by Richard L. Rodgers Professional Accounting Fellow – Current Accounting Projects, Office of the Chief Accountant, United States Securities and Exchange Commission

the staff was not convinced that the customer placed separate value on the initial license or that the license and supply agreement could be separated. This view was supported by a number of factors which we have indicated below. Comments concerning the Company’s present situation follow in italics.

•  If the registrant failed to supply, it was required to grant a license to manufacture the product to the customer or another third party.

[*]

•  The Staff believed that the license and supply agreements were inseparable because a license agreement was always accompanied by a supply agreement and was never sold separately.

[*]

•  The Staff believed that the up-front nonrefundable fees did not represent a separate revenue producing activity for which up-front recognition is appropriate.

[*]

•  Observable market values for the proprietary product absent the license were not available to substantiate the registrant's assertion that the terms were at fair value.

[*]

If you have any questions, please do not hesitate to contact me. My direct telephone number is 212-857-7672. My direct facsimile number is 212-697-3197.

Sincerely,

/s/ William H. Moryto
William H. Moryto

Vice President and Chief Financial Officer